[Bio-Path Holdings Letterhead]

January 9, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn: Ms. Mara L. Ransom

Re:	Bio-Path Holdings, Inc. Registration Statement on Form S-3 File No. 333-192102

Dear Ms. Ransom:

Bio-Path Holdings, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m. Eastern Time on January 13, 2014, or as soon thereafter as is practicable. In connection with the Company's acceleration request, the Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William R. Rohrlich, II at (281) 681-5912 once the Registration Statement is declared effective.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer